Free Writing Prospectus (FWP)

Filed pursuant to Rule 433

Registration No. 333-184733

Relating to Prospectus Supplement, dated March 21, 2013

Province of Manitoba

U.S.$500,000,000 1.125% United States Dollar Debentures Series GE due June 1, 2018

Final Term Sheet

March 21, 2013

Issuer:	Province of Manitoba

Title:	1.125% United States Dollar Debentures Series GE due June 1, 2018

Existing Long-Term Issuer Ratings:	AA/Aa1 (S&P, Moody’s)

Format:	SEC Registered Global Offering

Ranking:	Direct, unconditional debt

Size:	$500,000,000

Trade Date:	March 21, 2013

Settlement Date:	April 2, 2013 (T+7)

Maturity Date:	June 1, 2018

Interest Payment Dates:	June 1 and December 1 of each year, commencing on June 1, 2013 with short first coupon

Benchmark Treasury:	UST 0.75% due February 28, 2018

UST Spot (price, yield):	99-25 3/4, 0.790%

Spread to Benchmark Treasury:	35.5bps

Spread to Mid Swaps:	12bps

Yield to Maturity:	1.145%

Coupon:	1.125%

Price:	99.900%, plus accrued interest, if any, from April 2, 2013

Day Count:	30/360

Specified Currency:	United States Dollars (“$”)

Minimum Denomination:	$1,000 and integral multiples thereof

Listing:	Admission to the United Kingdom Listing Authority’s Official List and to trading on the London Stock Exchange plc’s Regulated Market may be completed following settlement on a reasonable efforts basis.

Governing Law:	Province of Manitoba and the laws of Canada applicable therein

Business Days:	New York, London, Toronto

Lead Managers:	CIBC World Markets Corp.

HSBC Securities (USA) Inc.

National Bank Financial Inc.

RBC Capital Markets, LLC

Co-managers:	Scotia Capital (USA) Inc.

TD Securities (USA) LLC

BMO Capital Markets Corp.

Casgrain & Company Limited

Billing and Delivering:	CIBC World Markets Corp.

CUSIP:	563469TZ8

ISIN:	US563469TZ82

Prospectus and Prospectus Supplement:	http://www.sec.gov/Archives/edgar/data/826926/000119312513118525/d507904d424b3.htm

Stabilization:	Reg. M/FSA

Legends:	The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling CIBC World Markets Corp., toll free, at 1-800-282-0822, RBC Capital Markets, LLC, toll free, at 1-866-375-6829, HSBC Securities (USA) Inc., toll free, at 1-866-811-8049 and National Bank Financial Inc., toll free, at 1-800-636-3675.

European Economic Area Legends:

If and to the extent that this announcement is communicated in, or the offer of the debentures to which it relates is made in, any EEA Member State that has implemented the Prospectus Directive (2003/71/EC) (a “Relevant Member State”) (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in that Relevant Member State and together with any applicable implementing measures in each Relevant Member State, the “Prospectus Directive”), this announcement and the offer are only addressed to and directed at persons in that Relevant Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted upon by other persons in that Relevant Member State.

A prospectus under the Prospectus Directive is not required for the offer of the debentures in a Relevant Member State as all offers will be made pursuant to a prospectus exemption under the Prospectus Directive as implemented in that Relevant Member State.

Neither this announcement nor the Prospectus and the Prospectus Supplement noted above is a prospectus under the Prospectus Directive but they are advertisements as defined in the Prospectus Directive and investors in the EEA should not subscribe for or purchase debentures once admitted to trading on the London Stock Exchange plc’s Regulated Market except on the basis of information in the Listing Prospectus (as defined below). While a prospectus under the Prospectus Directive is not required for the offer noted in the two preceding paragraphs, the Province intends to make all reasonable efforts to file a single prospectus (the “Listing Prospectus”) pursuant to Section 5.3 of the Prospectus Directive with the Financial Services Authority in its capacity as competent authority under the Financial Services and

Markets Act 2000 as amended for the purpose of having the debentures admitted to trading on the London Stock Exchange plc’s regulated market as soon as possible after closing of this issue. Once approved, the Listing Prospectus will be published in accordance with the Prospectus Directive and investors will be able to view the Listing Prospectus on the website of the Regulatory News Service operated by the London Stock Exchange at http://www.londonstockexchange.com/exchange/ news/market-news/market-news-home.html under the name of “Manitoba (Province of)” and the headline “Publication of Prospectus” and investors shall be able to obtain copies without charge from the Department of Finance, Treasury Division, Legislative Building, Winnipeg, Manitoba, Canada R3C OV8.

This announcement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The debentures are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such debentures will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or other notice was automatically generated as a result of this communication being sent via Bloomberg or another email system.

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